UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2024
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

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SEC FILE NUMBER
8-65981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UOB KAY HIAN (U.S.) INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3207 Dovetail Mews
(No. and Street)

Mississauga	Ontario	L5L 5K4
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Athena Kwai	973-313-2400	athena.kwai@uobkayhian.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM LLP
(Name – if individual, state last, first, and middle name)

340 Mt Kemble Ave Suite 210N	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Athena Kwai _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UOB KAY HIAN (U.S.) INC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MARYROSE MERCADO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20 25

Signature: _____

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm — 1

Financial Statements

Statement of Financial Condition — 3

Statement of Operations — 4

Statement of Changes in Stockholder's Equity — 5

Statement of Cash Flows — 6

Statement of Changes in Liabilities Subordinated to Claims of General Creditors — 7

Notes to Financial Statements — 8

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission — 15

Information regarding compliance with Rule 15c3-3

Report of Independent Registered Public Accounting Firm — 16

Statement of Exemption from SEC Rule 15c3-3 — 17



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of **UOB Kay Hian (U.S.) Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter – Correction of an Error

As discussed in Note 11 to the financial statements, the 2023 financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Morristown, NJ
April 9, 2025

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	849,095
Accounts receivable		24,555
Receivable from affiliate		37,598
Property and equipment - at cost, less accumulated depreciation		1,260
Other assets		22,100
	$	934,608

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	85,550
Payable to affiliate		2,778
Income taxes payable		196,041
Liabilities subordinated to claims of general creditors		150,000
		434,369

Stockholder's equity

Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding		550,000
Retained earnings		(49,761)
		500,239
	$	934,608

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2024

Revenue

Commissions	$ 950,792
Research services	597,151
Interest income	67
	1,548,010

Expenses

Employee compensation and benefits	746,888
Clearance charges	471,115
Professional fees	124,935
Occupancy	32,262
Communications	183,952
Regulatory fees	9,230
Research fees	70,701
Travel and entertainment	1,118
Depreciation and amortization	5,824
Interest expense	3,050
Other operating expenses	14,237
	1,663,312
Loss before income taxes	(115,302)
Income taxes (benefit)	(78,806)
Net loss	$ (36,496)

The accompanying notes are an integral part of these financial statements.

4

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2024

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2024, as previously stated	550,000	$ 550,000	$ 263,082	$ 813,082
Prior period adjustment, Note 11			(276,347)	(276,347)
Balance, January 1, 2024, as restated	550,000	$ 550,000	(13,265)	536,735
Net loss	-	-	(36,496)	(36,496)
Balance, December 31, 2024	550,000	$ 550,000	$ (49,761)	$ 500,239

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities		
Net loss	$	(36,496)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		5,824
Changes in assets and liabilities		
Accounts receivable		(22,555)
Receivable from affiliate		6,175
Other assets		6,245
Accounts payable and accrued expenses		14,427
Payable to affiliate		(40,735)
Income taxes payable		(80,306)
Net cash used in operating activities		(147,421)
Net decrease in cash and cash equivalents		(147,421)
Cash and cash equivalents, beginning of year		996,516
Cash and cash equivalents, end of year	$	849,095
Supplemental cash flow disclosures		
Interest paid	$	3,050
Income taxes paid	$	1,500

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS**

Balance, January 1, 2024	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2024	$	150,000

The accompanying notes are an integral part of these financial statements.

7

UOB KAY HIAN (U.S.) INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The Company engages in the distribution of research to institutional clients. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company's principal office is located in Ontario Canada and has a branch office in Maplewood, New Jersey.

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits, however, the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for credit losses recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2024.

As of December 31, 2024, 100% of the accounts receivable balance was from three customers. As of January 1, 2024, the balance of Accounts receivable was $2,000.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (step 1) identify the contract(s) with a customer, (step 2) identify the performance obligations in the contract, (step 3) determine the transaction price, (step 4) allocate the transaction price to the performance obligations in the contract, and (step 5) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research services:

The Company engages in the distribution of research to institutional clients. Research services meet the requirements of a contract. Although there is no formal contract, the customer and Company agree via word of mouth and through performance of the obligations (step 1). The contract contains only one performance obligation, which is the agreed upon research to be performed (step 2). The revenue price for research services is variable and the amount of consideration is highly susceptible to factors outside of the Company's influence. There is uncertainty about the amount of consideration and when it will be resolved. Historically, there are research services contracts that are consistent period over period and are readily estimable while other research services contracts are not estimable. These contracts have a large number and broad range of possible consideration amounts (step 3). Contracts that are readily estimable are recognizable over the period of time in which the services were performed. These research contracts are generally performed in short periods of time (i.e. by month or quarterly - the Company does not historically have any contract periods over a year). For contracts that are not estimable, the revenue is recognizable at a specific point in time when the price becomes available (step 4 and 5).

Lease Accounting
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting (Continued)
discount rate is the implicit rate. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Uncertain tax positions are recorded in accordance with (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company has recorded an uncertain tax liability of $196,041 as of December 31, 2024 (see Note 11).

Allowance of Current Expected Credit Losses
As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded as of December 31, 2024.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting period beginning on January 1 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 23,307
Computer equipment	59,315
Office equipment	48,559
Leasehold improvements	45,560
	176,741
Less - Accumulated depreciation and amortization	175,481
	$ 1,260

3 - INCOME TAXES

The Company's effective tax rate was 0.0% for the year ended December 31, 2024. The effective tax rate differs from the statutory tax rate of 21% due to the reversal of a tax provision recorded in a prior year for an uncertain tax position which was partially reversed in the current year as well as the change in the valuation allowance on the deferred tax assets.

The Company has federal net operating loss carryforwards of approximately $374,000, New Jersey net operating loss carryforwards of approximately $118,000 and Canadian net operating loss carryforwards of approximately $4,680,000 as of December 31, 2024. The Federal net operating loss carry forward has an indefinite carry period and the New Jersey and Canadian net operating loss carry forward expires in 2029 through 2044. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $1,256,000 at December 31, 2024.

The Company's tax returns are open for examination for the years 2021 to 2023. To the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating losses utilized in open tax years.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2024, the Company paid $383,601 in clearance charges and is included within clearance charges on the statement of operations. UOB Kay Hian Private Limited also provides research services. During the year ended December 31, 2024, the Company paid $70,701 in research fees to UOB Kay Hian Private Limited.

Receivable from affiliate represents commissions earned in December 2024 totaling $37,598. Payable to affiliate totaling $2,778 as of December 31, 2024 consists primarily of research fees owed to UOB Kay Hian Private Limited. The Parent supports the Company to meet its obligations as needed.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. This renews every year unless on or before the thirteen months preceding the Scheduled Maturity Date, the lender notifies the broker-dealer that the maturity date is not extended. The loan has an interest rate of 2%, which is paid annually.

The loan was automatically extended per the agreement and will mature on June 30, 2025.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey at an annual rental of $28,200. The current lease is expiring on March 31, 2025 and has been renewed for another six months through September 30, 2025 requiring monthly payments of $2,350.

Rent expense, including real estate taxes and related costs, was approximately $27,900 for the year ended December 31, 2024 and is included within occupancy expense on the statement of operations.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. Company contributions to the plan for the year ended December 31, 2024 total $5,226 and are within employee compensation and benefits on the statement of operations.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2024, the Company had net capital of $562,721 which exceeded requirements by $312,721. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii). The Company's other business activities; which consist of providing research services to third parties are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of a clearing broker, which is a related party as disclosed in Note 4 for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

10 – SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission fees and research services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business including budgeting of profit and loss to manage the Company. Please refer to the Company's Statement of Operations for the listing of significant segment expenses regularly provided to the CODM. Significant expenses for the single segment are in the Statement of Operations and significant assets are included in the Statement of Financial Condition. Other expenses included within the Statement of Operations typically includes insurance expenses, bank service charges and dues & subscriptions. Segment assets can be found in the Statement of Financial Condition. Additionally, the CODM uses excess net capital (see Note 8) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the accompanying statement of financial condition. The measure of segment expenses are as reported in the statement of operations.

11 – PRIOR YEARS ADJUSTMENTS

In connection with the review of the latest U.S. tax returns filed, it was determined that the Company incorrectly omitted a domestic use tax election for prior years that allows the Company to include the losses arising from its Canadian branch. As a result, the Company recorded an uncertain tax liability of $276,347 as of December 31, 2023 as a prior period adjustment and

11 – PRIOR YEARS ADJUSTMENTS (Continued)

restated opening retained earnings by this amount. The result of this adjustment in 2023 resulted in a decrease to the net loss by $23,639. Of this amount $80,306 was reversed in 2024 since the statute of limitations expired for the 2020 tax year. As of December 31, 2024, the Company anticipates the remaining December 31, 2024 uncertain tax liabilities of $196,041 to reverse in the next twelve months as the Company plans to amend the U.S. tax returns to include the proper election and tax forms required.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2024

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Computation of net capital

Total stockholder's equity	$	500,239
Additions		
Liabilities subordinated to claims of general creditors allowable		
in computation of net capital		150,000
Total capital and allowable subordinated liabilities		650,239
Deductions and/or charges		
Non-allowable assets		85,513
Net capital before haircut on securities positions		564,726
Haircuts on securities positions		
Canadian obligations		2,005
Net capital	$	562,721

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	85,550
Income taxes payable		196,041
Payable to affiliate		2,778
Aggregate indebtedness	$	284,369

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	18,958
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital		
or dollar requirement)	$	250,000
Excess net capital	$	312,721
Excess net capital at 120%	$	262,721
Ratio: Aggregate indebtedness to net capital		0.51 to 1

Note: There are no material differences between the computation of net cpaital presented above and the computation of net captial reported in the Company's unaudited amended Form X-17A-5, Part IIA filing as of April 8, 2025 for the year ended December 31, 2024.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of **UOB Kay Hian (U.S.) Inc.**

We have reviewed management's statements, included in the accompanying UOB Kay Hian (U.S.) Inc. Exemption Report, in which (1) UOB Kay Hian (U.S.) Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing research services to third parties. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Morristown, NJ
April 9, 2025



UOB Kay Hian (U.S.) Inc.
111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

UOB Kay Hian (U.S.) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing research services to third parties; and the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

April 9, 2025